VIA EDGAR

April 14, 2017

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Re:	Pacific Ethanol, Inc. Application for Withdrawal of Registration Statement on Form S-3 Initially filed on April 13, 2017 File No. 333-217298

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Pacific Ethanol, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) withdraw the Company’s Registration Statement on Form S-3 (File No. 333-217298) filed on April 13, 2017 (the “Registration Statement”).

The Company is making this application for withdrawal because, due to an error made by the Company’s filing agent when it neglected to file a Form 8-K prior to the filing of the Registration Statement, the Company may not have been eligible to use Form S-3 at the time of the filing.

The Company confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission, unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

Please provide a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available to the Company’s counsel, Larry A. Cerutti of Troutman Sanders LLP, at (949) 622-2739. If you have any questions regarding this request for withdrawal, please contact Mr. Cerutti at (949) 622-2710.

Sincerely,
Pacific Ethanol, Inc.

/s/ CHRISTOPHER W. WRIGHT
Christopher W. Wright